

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 17, 2008

<u>Via U.S. Mail</u>

Julie Bauman
Secretary, Treasurer and Director
Kat Racing, Inc.
3227 Meade Ave., Suite 3A
Las Vegas, Nevada 89102

> **Re: Kat Racing, Inc.
> Amendment No. 2 to Registration Statement on Form S-1
> Filed June 5, 2008
> File No. 333-144504**

Dear Ms. Bauman:

We have reviewed your responses to the comments in our letter dated May 16, 2008 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing.

<u>Prospectus</u>

<u>General</u>

1. We note your response to our prior comment 5. There still appears to be discrepancies throughout the prospectus as to whether Kat Racing will or will not manufacture off-road racing cars. It appears that all sections of the disclosure with the exception of the entire Risk Factors section, Nature of Business section on page 37 and the first paragraph of Note 1 to the Financial Statements on page F-8 contemplate that Kat Racing will not manufacture off-road racing cars. To the extent Kat Racing will not manufacture off-road racing cars, please revise the above noted sections accordingly. To the extent Kat Racing will manufacture off-road racing car, please revise the remaining disclosure accordingly.

Cover Page

2. We note that the last sentence of the first paragraph refers to an offering of 365 days and the next-to-last sentence of the second paragraph refers to an offering of 180 days. Please revise for consistency.

The Offering, page 5

3. We note your response to our prior comment 20 and reissue. We do not understand why there is no liquidity premium for the shares, or why investors would purchase shares and agree that if they sold them it would be without the possibility of profit. Either revise the price or explain why investors have agreed to this price and provide us with a copy of the private placement offering memorandum.

Summary Financial Information, page 6

4. Refer to prior comment 11. Please update the cumulative period operations data from the period of inception (December 5, 2005) through March 31, 2008. You current disclosure is through September 30, 2007. In addition, the summary financial information for the six months ended March 31, 2008 should be provided on a comparative basis. Therefore, please include comparative financial information for the six months ended March 31, 2007.

5. Discuss any matters that might cause the data reflected herein not to be indicative of future results of operations. For example, discuss that your general and administrative expenses may be higher in the future because you are currently not paying any salaries.

Risk Factors, page 7

6. In the next amendment please remove the second sentence. If you are aware of additional material risks, please disclose them. We also suggest making the reference to "Securities" in this paragraph lower case.

Proceeds of Sale will not go to the Company, page 12

7. Refer to prior comment 19. Please consider changing the title of this risk factor. The current title indicates that none of the proceeds from the sale of common stock will be available to the Company. However, the proceeds from sale of the 2,000,000 newly issued shares of this offing will be available to the Company.

Use of Proceeds, page 16

8. Please revise the amounts in the table so that each column totals correctly.

Selling Security Holders, page 17

9. We note your response to our prior comment 24 and reissue. Please disclose in the prospectus the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by Todd Bauman SEP and Bauman 1994 Trust. Please refer to Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

Background of Directors, Executive Officers, Promoters and Control Persons, page 23

10. We note in the paragraph describing Kenny Thatcher's background that there is a waiting list to get a car built or fixed by Kat Metal Worx, Inc. Given that Kat Racing has one built car which has not yet been sold to a customer, please discuss in the prospectus if Kat Racing plans to sell cars to any of the customers on the Kat Metal Worx, Inc. waiting list and how many cars Kat Metal Worx, Inc. has built.

Description of Business, page 28

11. We note your response to our prior comment 32. Please provide a discussion of how you test your parts in real-world conditions to ensure high quality cars and products. To the extent your discussion in the last full paragraph on page 35 with respect to using lower grade parts and accessories to drastically reduce the cost of your products would impact your ability to test your parts in real-world conditions to ensure high quality cars and products, please provide a discussion of this as well.

General, page 28

12. We note your response to our prior comment 34 and reissue in part. Will Kat Metal Worx, Inc. charge you for any labor or overhead costs in building a car? Are there any safeguards against inappropriate billing arrangements to protect public shareholders?

13. We note your response to our prior comment 33. Please provide a description of what marketing activities have been started on the services side to include repair and maintenance. Also please provide the basis for the statement that you expect to have revenues from the service side shortly.

Principal Products and Market(s), page 28

14. We note your response to our prior comment 36. Please delete the last sentence of paragraph 3 on page 32. Additionally, please provide a title for each of the columns in the table on the bottom of page 32 so investors can understand what information is being provided by the four columns.

Financial Statements, page F-1

Notes to the Financial Statements, page F-8

Note 1: Summary of Significant Accounting Policies, page F-8

15. Refer to prior comment 48. Please expand your warranty expense and product liability accounting policy to clarify the basis of the initial reserve, considering that there will be no historical rates of claims on which to base the reserve.

Note 2: Common Stock, page F-12

16. Refer to prior comment 52. We note your response that your disclosure was conformed to the wording from the notes to the financial statements. However, disclosure on page 18 still states that you sold the 5,749,000 shares of common stock for $287,450. We therefore reissue the comment. Please reconcile and revise your disclosure as necessary. In addition, we note on page 5 your disclosure that the selling shareholders had paid $0.05 for their shares. However, on page 64 you disclose that Julie Bauman was issued 2,000,000 in exchange for cash of $5,000 or $.0025 per share and Kenny Thatcher was issued 400,000 shares in exchange for cash in the amount of $2,000 or $0.005 per share. Please reconcile and revise your disclosure as necessary.

Part II

Recent Sales of Unregistered Securities, page 64

17. Please revise the second paragraph of this section to disclose whether you are relying on Rule 504 or Rule 505 of Regulation D. Also, please revise the discrepancy between the second sentence of the second paragraph which states that shares of the common stock were sold to 25 parties with the disclosure in the last sentence in the second full paragraph on page 36 that shares of the common stock were sold to 27 parties.

Exhibits, page 64

18. Please list which exhibits have been previously filed.

19. We note that a new legality opinion to cover all of the shares being registered was not filed with this amendment. Please file a new legality opinion with the filing of your next amendment.

Signatures, page 67

20. Please revise the signature page for the registrant. The registration statement
should be signed by the registrant. Refer to Instructions for Signatures of Form S-
1.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require for
an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
declare the filing effective, it does not foreclose the Commission from taking
any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated
authority, in declaring the filing effective, does not relieve the company from
its full responsibility for the adequacy and accuracy of the disclosure in the
filing; and

- the company may not assert staff comments and the declaration of effectiveness
as a defense in any proceeding initiated by the Commission or any person under
the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

Julie Bauman
Kat Racing, Inc.
June 17, 2008
Page 6

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3750 with any other questions.

       Regards,

Max A. Webb
Assistant Director